Exhibit 99.1

Sinovac Announces Supply Agreement with Boryung Pharmaceutical Company Limited in South Korea

Clarifies Details of Agreement with Boryung

BEIJING, Sept. 2 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading provider of biopharmaceutical products in China, announced today that it has signed an agreement with Boryung Pharmaceutical Company Limited, a Korean manufacturer of pharmaceuticals, to collaborate on marketing efforts and possible vaccine supply efforts to the government of South Korea for Sinovac's H1N1 vaccine.

The agreement follows meetings between Sinovac and the Korean Food and Drug Administration (KFDA) and the Korean Center for Disease Control (KCDC) where Sinovac presented the scientific data of Sinovac's H1N1 vaccine. The deal gives Boryung exclusive rights to represent Sinovac in discussions with the KFDA and KCDC in the development of business opportunities in South Korea surrounding Sinovac's H1N1 vaccine. The price, volume, delivery schedule and other specific details about how Sinovac's H1N1 vaccine might be marketed and supplied to the government of South Korea have not been determined.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac commented, "We chose Boryung as our potential partner in South Korea because of their well-respected position in that country and familiarity with the regulatory bodies there. As part of our commitment to developing high quality vaccines to fight the spread of disease worldwide, we are pleased to explore the possibility of marketing our first in class H1N1 vaccine in South Korea."

On August 30 and 31, 2009, the State Food and Drug Administration (SFDA) organized and held an experts' evaluation conference focused on A/H1N1 vaccines to evaluate Sinovac's H1N1 vaccine, which has recently completed a clinical trial. Top-line results from the trial demonstrated Sinovac's H1N1 vaccine to have a good safety profile and immunogenicity factors that meet EU criterion after a single shot. No severe adverse effects were reported after inoculation. Based on the results of the evaluation, the experts unanimously agreed that Sinovac's H1N1 vaccine is suitable for all people from three to 60 years old and the vaccination schedule is a single shot. The result of the experts' evaluation conference will be submitted to SFDA on September 1st, which will be the primary basis for the SFDA to issue the production license.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), and Anflu(R) (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Company:
     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                 spellegrino@theruthgroup.com

Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com